SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as subsequently amended, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Fiscal Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 9 to 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 2, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1603 (EUR 0.8618 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2021

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2021.

KfW Group’s total assets increased by 2.8%, or EUR 15.4 billion, from EUR 546.4 billion as of December 31, 2020 to EUR 561.8 billion as of September 30, 2021. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,363 million for the nine months ended September 30, 2021, compared to EUR 1,426 million for the corresponding period in 2020. The main driver for KfW Group’s operating result before valuation and promotional activities during the nine months ended September 30, 2021, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from risk provisions for lending business in an amount of EUR 312 million for the nine months ended September 30, 2021, compared to expenses in an amount of EUR 784 million for the corresponding period in 2020;

•

Positive effects in an amount of EUR 647 million as market values of securities and equity investments increased in the nine months ended September 30, 2021, compared to negative effects of EUR 370 million for the corresponding period in 2020;

•

Net losses in an amount of EUR 164 million for the nine months ended September 30, 2021 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 105 million for the corresponding period in 2020(1); and

•

Expenses relating to promotional activities in an amount of EUR 94 million for the nine months ended September 30, 2021, compared to expenses in an amount of EUR 71 million for the corresponding period in 2020.

KfW Group’s consolidated profit for the nine months ended September 30, 2021 amounted to EUR 1,929 million, compared to a profit of EUR 145 million for the corresponding period in 2020.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2021, compared to the corresponding period in 2020.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Nine months ended September 30,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	53,610	69,514	-23
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	6,441	19,478	-67
Equity Financing (KfW Capital)	230	773	-70
Export and Project Finance (KfW IPEX-Bank)	9,337	14,820	-37
Promotion of developing countries and emerging economies	3,091	4,525	-32
of which KfW Entwicklungsbank	2,398	3,741	-36
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	693	784	-12
Financial Markets	527	323	63

Total Promotional Business Volume (1)(2)	73,116	109,057	-33

*	Amounts in the table may not add up due to rounding differences.
(1)

Total promotional business volume for the nine months ended September 30, 2021 has been adjusted for commitments of EUR 119 million, compared to EUR 375 million for the corresponding period in 2020, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume amounted to EUR 73.1 billion for the nine months ended September 30, 2021, compared to EUR 109.1 billion for the corresponding period in 2020. The high promotional business volume for the nine months ended September 30, 2020 was driven by increased commitments in KfW’s domestic business, in particular under the KfW Special Program, which was introduced in 2020 as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany (“KfW Special Program 2020”). By comparison, the promotional business volume for the nine months ended September 30, 2021, has normalized.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 53.6 billion for the nine months ended September 30, 2021, compared to EUR 69.5 billion for the corresponding period in 2020. This decrease was due to lower commitments in SME Bank, mainly driven by significantly lower commitments under the KfW Special Program 2020. This decrease was partially offset by higher commitments in Private Clients, where commitments in the promotional priority area Energy-efficiency and Renewable Energies increased to EUR 27.3 billion for the nine months ended September 30, 2021, from EUR 19.5 billion for the corresponding period in 2020, mainly driven by commitments of EUR 7.2 billion under KfW’s new “Federal Funding for Efficient Buildings” program.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 6.4 billion for the nine months ended September 30, 2021, compared to EUR 19.5 billion for the corresponding period in 2020. As explained above, the high promotional business volume for the nine months ended September 30, 2020, was driven by commitments under the KfW Special Program 2020, whereas the promotional business volume for the nine months ended September 30, 2021, has normalized.

Commitments related to KfW’s Equity Financing (KfW Capital) business sector amounted to EUR 230 million for the nine months ended September 30, 2021, compared to EUR 773 million for the corresponding period in 2020. This decrease was mainly driven by significantly lower commitments under the Corona Matching Facility and no new commitments under the Corona Liquidity Facility. The Corona Matching Facility and the Corona Liquidity Facility are part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility and the Corona Liquidity Facility,

which are guaranteed by the Federal Republic, is refinanced by KfW. In the nine months ended September 30, 2021, commitments in Equity Financing (KfW Capital) mainly reflected commitments of EUR 112 million via the ERP Venture Capital Fund investment program and a fiduciary commitment of EUR 20 million made by KfW Capital under the Corona Matching Facility (together with the European Investment Fund). Additionally, a commitment of EUR 97 million under the mandate of the Federal Government to promote future technologies, referred to as “Future Fund” (Zukunftsfonds) was made for the first time. Under that mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its role in relation to the Future Fund.

Commitments in KfW’s Export and Project Finance business sector for the nine months ended September 30, 2021 amounted to EUR 9.3 billion, compared to strong commitments of EUR 14.8 billion for the corresponding period in 2020. This decrease was due to lower commitments in almost every sector, except for the maritime industry sector. Significantly lower commitments were made in the sectors basic industries, industries and services and aviation, mobility and transport.

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector for the nine months ended September 30, 2021 amounted to EUR 3.1 billion, compared to EUR 4.5 billion for the corresponding period in 2020. This decrease was mainly due to significantly lower commitments made by KfW Entwicklungsbank, whereas commitments of private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH decreased only slightly. The high promotional business volume of KfW Entwicklungsbank for the nine months ended September 30, 2020 was driven by commitments related to the COVID-19 pandemic, whereas the promotional business volume for the nine months ended September 30, 2021 has normalized.

Commitments in KfW’s Financial Markets business sector increased to EUR 527 million for the nine months ended September 30, 2021, from EUR 323 million for the corresponding period in 2020, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2021 totaled EUR 70.9 billion, of which 56.5% was raised in euro, 25.8% in U.S. dollar and the remainder in 13 other currencies. With respect to refinancing its funding requirements resulting from the KfW Special Program 2020, KfW, as previously disclosed, has had access to an additional source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF) since July 1, 2020. As of September 30, 2021, refinancing in 2021 through the WSF totaled EUR 3.0 billion.

Capitalization and Indebtedness of KfW Group as of September 30, 2021

(EUR in millions)
Borrowings
Short-term funds	52,588
Bonds and other fixed-income securities	393,712
Other borrowings	69,948

Total borrowings	516,248
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	21,339
Fund for general banking risks	600
Revaluation reserve	-966
Total equity	33,911

Total capitalization	550,159

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2021, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2021 is not necessarily indicative of its capitalization to be recorded as of December 31, 2021.

KfW Group’s total equity as of September 30, 2021 was EUR 33,911 million, compared to EUR 31,797 million as of December 31, 2020. The increase of EUR 2,114 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 1,929 million for the nine months ended September 30, 2021; and

(ii)	an increase of EUR 185 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approvals for other sub-portfolio segments and models in the future.

Based on the results for the nine months ended September 30, 2021, KfW’s total capital ratio amounted to 23.8% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 23.8%, in each case as of September 30, 2021 (excluding the interim profit of the third quarter of 2021)1. The decrease of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2020, when the total capital ratio amounted to 24.3 % and the Tier 1 Capital ratio amounted to 24.1%, was mainly due to the implementation of CRR II requirements and methodical changes of credit risk valuation, which over-compensated the positive effects due to recognition of the profit for the year ended December 31, 2020 as well as half-year profit for the year 2021.

Other Recent Developments

Executive Board

As previously disclosed, Dr. Günther Bräunig’s term as Chief Executive Officer ended on October 31, 2021 and starting on November 1, 2021, Stefan Wintels became the sole Chief Executive Officer of KfW.

As previously disclosed, at the end of July 2021, Dr. Ingrid Hengster had informed KfW’s Board of Supervisory Directors of her intention to resign from KfW’s Executive Board. It has been agreed that Dr. Hengster will resign from KfW’s Executive Board with effect from December 31, 2021.

Funding Volume for 2021

As previously disclosed, KfW had planned a long-term funding volume in the range of EUR 75 billion to EUR 80 billion to be raised in the capital markets in 2021. Due to high demand for loans, KfW is now expecting this range to be slightly exceeded.

[1]	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2020	9.0	-3.7
4th quarter 2020	0.7	-2.9
1st quarter 2021	-1.9	-2.9
2nd quarter 2021	1.9	9.3
3rd quarter 2021	1.8	2.5

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 1.9% in the second quarter of 2021 (revised results based on most recent calculations) and by 1.8% in the third quarter of 2021, in each case compared to the previous quarter on a price-, seasonal- and calendar-adjusted basis, thereby allowing the recovery of the German economy to continue in the summer. According to first provisional calculations, growth in the third quarter of 2021 is mainly attributable to higher household final consumption expenditure.

Germany’s GDP in the third quarter of 2021 increased by 2.5% on a price and calendar-adjusted basis compared to the third quarter of 2020. Compared to the fourth quarter of 2019, which is the most recent quarter before the COVID-19 pandemic began, Germany’s GDP in the third quarter of 2021 decreased by 1.1%.

In addition to calculating preliminary data for the third quarter of 2021, the Federal Statistical Office also reviewed the results published earlier and included new statistical information in the calculations for the first and second quarter of 2021, as is customary. The uncertainties due to the COVID-19 pandemic may lead to larger revisions than usual.

Source: Statistisches Bundesamt, Gross domestic product in the 3rd quarter of 2021 up 1.8% on the previous quarter, press release of October 29, 2021 (https://www.destatis.de/EN/Press/2021/10/PE21_501_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1

In September 2021, the inflation rate in Germany, measured as the percentage change in the consumer price index compared to the same month in the previous year, was 4.1%. There are a number of reasons for the high inflation rates since July 2021, including base effects due to low prices in 2020. In this context, the temporary value added tax reduction and the sharp decline in mineral oil product prices in 2020 had an upward effect on the current overall inflation rate. In addition, the introduction of CO2 pricing as of January 2021 and COVID-19-pandemic-related effects, such as marked price increases at upstream stages in the economic process, have had an upward impact on the consumer price inflation rate, albeit to a moderate extent so far.

The prices of goods (total) increased by 6.1% between September 2020 and September 2021, which was above the average increase of all items (goods and services) included in the consumer price index. In particular, the increase in energy product prices (+14.3%) was markedly higher than overall inflation. Marked price increases were recorded for heating oil (+76. 5%) and motor fuels (+28.4%). The prices of natural gas (+5.7%) and electricity (+2.0%) also increased. In addition, above-average year-on-year price increases were recorded in September 2021 for food (+4.9%), with prices markedly higher compared to September 2020 for vegetables (+9.2%) as well as dairy products and eggs (+5.5%). In addition to non-durable consumer goods, consumer durables such as transport equipment (+6.4%) and furniture and lighting equipment (+4.4%) recorded significant price increases. Excluding energy product prices, the inflation rate would have been 3.1% in September 2021 (excluding the prices of energy products and food, it would have been 2.9%).

The prices of services (total) increased by 2.5% in September 2021 compared to September 2020. Net rents exclusive of heating expenses, which are important as they account for a large part of household final consumption expenditure, increased by 1.4%. Larger price increases were observed, among other things, for maintenance and repair of vehicles (+5.4%), services of social facilities (+5.0%) and for catering services in restaurants, cafés and the like (+3.6%).

Compared to August 2021, the consumer price index remained unchanged in September 2021. The prices of food (total) also remained unchanged, while prices of energy products (total) increased by 0.7% in September 2021 compared to August 2021, which included marked price increases for heating oil (+4.4%). The prices of clothing and footwear also increased (+3.8%), which was mainly due to the changeover to the autumn/winter collection. Due to seasonal factors, package holiday prices fell markedly (-9.2%) towards the end of the summer holidays.

Based on preliminary results published by the Federal Statistical Office, the inflation rate in October 2021, measured as the year-on year change in the consumer price index, is expected to be 4.5%. Compared to September 2021, the consumer price index is expected to increase by 0.5% in October 2021.

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices); Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate at +4.1% in September 2021, press release of October 13, 2021 (https://www.destatis.de/EN/Press/2021/10/PE21_482_611.html); Statistisches Bundesamt, Inflation rate expected to be +4.5% in October 2021, press release of October 28, 2021 (https://www.destatis.de/EN/Press/2021/10/PE21_500_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2020	4.0	4.1
October 2020	3.7	4.1
November 2020	3.8	4.1
December 2020	3.7	4.0
January 2021	4.1	3.9
February 2021	4.2	3.9
March 2021	4.0	3.8
April 2021	3.9	3.7
May 2021	3.7	3.6
June 2021	3.4	3.5
July 2021	3.3	3.5
August 2021	3.3	3.4
September 2021	3.2	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2020, the number of employed persons increased in September 2021 by approximately 239,000, or 0.5%. Compared to August 2021, the seasonally adjusted number of employed persons increased by 26,000, or 0.1%, in September 2021. However, the number of employed persons is still significantly below the pre-COVID-19 pandemic level. On a seasonally adjusted basis, the number of employed persons in September 2021 decreased by 0.9%, or 409,000, compared to February 2020, which is the most recent month before restrictions were imposed in Germany due to the COVID-19 pandemic.

In September 2021, the number of unemployed persons declined by 356,000, or 20.5%, compared to September 2020. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2021 stood at 1.44 million, representing a decrease of 1.1% compared to August 2021.

It should be noted that according to the employment account and labor force survey concepts, persons in government-subsidized short-time work arrangements (Kurzarbeit) are counted as employed persons.

Sources: Statistisches Bundesamt, September 2021: employment up 0.1% on the previous month, press release of October 28, 2021 (https://www.destatis.de/EN/Press/2021/10/PE21_498_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=
false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – August 2021	January – August 2020
Trade in goods, including supplementary trade items	130.2	113.7
Services	1.5	-2.1
Primary income	60.9	55.1
Secondary income	-39.7	-30.4

Current account	152.9	136.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in August 2021: -1.2% on July 2021, press release of October 8, 2021 (https://www.destatis.de/EN/Press/2021/10/PE21_474_51.html).

Fiscal Outlook

The following table presents the Federal Government’s medium-term projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the five-year projection horizon 2021 until 2025 and the outcome in 2020 according to the German Draft Budgetary Plan for the years 2021 through 2025, as published by the Federal Ministry of Finance in October 2021.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2025	2024	2023	2022	2021	2020
	(% of GDP)
General government deficit (-) / surplus (+)	0	- 1⁄2	- 1 1⁄2	- 3 1⁄4	- 7 1⁄4	-4.3
General government gross debt	67 1⁄4	69	70 1⁄2	71 1⁄4	72 1⁄4	68.7

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Bundesministerium der Finanzen, Mittelfristige Projektion der öffentlichen Haushalte für die Jahre 2021 bis 2025, Monatsbericht des BMF Oktober 2021 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/10/Inhalte/Kapitel-3-Analysen/3-1-
mittelfristige-projektion-oeffentliche-haushalte-2021-bis-2025-pdf.pdf?__blob=publicationFile&v=7).

Other Recent Developments

German General Elections for the Bundestag

On September 26, 2021, general elections for the Bundestag (one of the two Houses of Parliament in Germany) were held, with the following final results:

	% of Votes	Seats
SPD	25.7	206
CDU/CSU	24.1	197
GRÜNE	14.8	118
FDP	11.5	92
AfD	10.3	83
DIE LINKE	4.9	39
SSW(1)	0.1	1
Others	8.6	—

Total	100.0	736

(1)

The Südschleswigscher Wählerverband (SSW) participates in the distribution of seats of the Bundestag as a party representing a national minority, to which the five percent clause for participation in the Bundestag does not apply.

The results of the Bundestag elections determine the relative strengths of the parties in the Bundestag and therefore the options available when a government is formed. A government can only be formed by parties that, singly or together with others, have the majority of members of the Bundestag behind them. This is why elections are often followed by coalition negotiations between the parties. Coalition negotiations to form a new government are currently underway among the SPD, GRÜNE and FDP.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021 (https://www.bundeswahlleiter.de/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); Deutscher Bundestag, Election of Members and the allocation of seats, October 18, 2021 (accessed on October 28, 2021) (https://www.bundestag.de/en/parliament/elections/arithmetic).

General Considerations Relating to the COVID-19 Pandemic

According to the most recent risk assessment of the European Center for Disease Prevention and Control (“ECDC”) of September 30, 2021, countries of the EU and the European Economic Area (together, “EU/EEA”) that have achieved only an insufficiently high COVID-19 vaccination coverage and which are planning to relax non-pharmaceutical interventions run a high risk of experiencing a significant increase in the number of COVID-19 cases, hospitalizations and deaths. The ECDC states that the risk remains high due to very high virus circulation, and because fully vaccinated vulnerable individuals are still at risk of experiencing infection with severe outcomes. As of October 29, 2021, only 64.1% of the total population in EU/EEA countries had been fully vaccinated, whereas 68.7% had received at least one vaccine dose. There is considerable variation in vaccine uptake across countries within the EU/EEA, as a result of which large proportions of the EU/EEA population remain vulnerable to infection.

In Germany, since the end of September 2021, there has been an increase of COVID-19 cases in all age groups. Case numbers are considerably higher than they were at the same time last year. It is expected that the increase in COVID-19 cases will continue in the course of the autumn and the winter. As of October 28, 2021, 66.6% of the total German population had been fully vaccinated, whereas 69.3% had received at least one vaccine dose.

Sources: European Centre for Disease Prevention and Control, COVID-19 Vaccine tracker, as of October 29, 2021 (https://vaccinetracker.ecdc.europa.eu/public/extensions/COVID-19/vaccine-tracker.html#uptake-tab); European Centre for Disease Prevention and Control, High risk of autumn surge in COVID-19 cases and deaths in countries with insufficient vaccination coverage, warns ECDC, news story of September 30, 2021 (https://www.ecdc.europa.eu/en/news-events/high-risk-autumn-surge-covid-19-cases-and-deaths-countries-insufficient-vaccination); European Centre for Disease Prevention and Control, Rapid Risk Assessment: Assessing SARS-CoV-2 circulation, variants of concern, non-pharmaceutical interventions and vaccine rollout in the EU/EEA, 16th update dated September 30, 2021 (https://www.ecdc.europa.eu/en/publications-data/rapid-risk-assessment-assessing-sars-cov-2-circulation-variants-concern); Robert Koch Institut, Wöchentlicher Lagebericht des RIK zur Coronavirus-Krankheit-2019 (COVID-19), October 28, 2021 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2021-10-28.pdf?__
blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of October 29, 2021(https://impfdashboard.de/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
Name: Tim Armbruster
Title: Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
Name: Jochen Leubner
Title: Vice President

Date: November 3, 2021